BINGHAM McCUTCHEN LLP
                               One Federal Street
                           Boston, Massachusetts 02110

                                                              January 29, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE.
Washington D.C. 20549

         RE:   Pioneer Floating Rate Trust (File Nos. 333-121930 and 811-21654)

Ladies and Gentlemen:

         On behalf of our client, Pioneer Floating Rate Trust, a Delaware statutory trust (the "Trust"), we are hereby requesting, pursuant to the requirements of Rule 30e-1(e) under the Investment Company Act of 1940, as amended, an extension of the period of time in which to transmit to shareholders the annual report for Pioneer Floating Rate Trust (the "Trust"), for its fiscal year ended November 30, 2008. The Trust is also filing with the Commission, simultaneously with the filing of this letter, a Notification of Late Filing on Form 12b-25 with respect to the Trust's Form N-SAR for that fiscal year.

         Absent the requested extension and the notification on Form 12b-25, the Trust's annual report must be transmitted to shareholders, and the Trust's Form N-SAR must be filed with the Commission, by January 29, 2009.

     The Trust has experienced delays in completing its audit process for the fiscal year ended November 30, 2008. The Trust is requesting the extension because the Trust's annual report cannot be transmitted to shareholders by January 29, 2009. The extension will allow the Trust to complete its audit process, particularly with respect to one position that was identified during the audit process. This position, which was a short position on November 30, 2008, was subsequently closed out through a purchase transaction and is no longer held.

         We anticipate that the Trust will complete its audit process and finalize its financial statements no later than February 6, 2009. We are therefore requesting an extension until February 6, 2009 to transmit the Trust's annual report to shareholders. Pursuant to Form 12b-25 and Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Trust intends to file its Form N-SAR as soon as practicable but no later than the expiration of the prescribed 15 calendar day period on February 13, 2009.

         Please call the undersigned at (617) 951-8458 with any questions relating to the filing.

                                                       Sincerely,


                                                       /s/ Jeremy B. Kantrowitz
                                                           Jeremy B. Kantrowitz